SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2014

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item

1.	Press Release issued by Telecom Italia.

FOR IMMEDIATE RELEASE Buenos Aires, September 2, 2014

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE.: Press Release issued by Telecom Italia.

I am writing to you as Responsible for Market Relations of Telecom Argentina S.A (‘Telecom Argentina’) to attach a copy of the Press Release made public today by Telecom Italia S.p.A., the indirect controlling shareholder of Telecom Argentina.

Sincerely,

Telecom Argentina S.A.

/s/ Pedro G. Insussarry
Responsible for Market Relations

PRESS RELEASE

TELECOM ITALIA: TERM OF THE SALE OF TELECOM ARGENTINA EXTENDED TO 25 SEPTEMBER

Conditions of the agreement signed with Fintech remain unchanged

Roma, 2 September 2014

Telecom Italia and Fintech have agreed, yesterday evening, to extend to September 25, 2014, at terms and conditions currently in place, the term of the stock purchase agreement entered into on November 13, 2013, for the sale of Telecom Italia’s entire direct and indirect controlling interest in Telecom Argentina.

Telecom Italia

Press Office

+39 06 3688 2610

http://www.telecomitalia.com/media

Telecom Italia

Investor Relations

+39 02 8595 4131

http://www.telecomitalia.com/investorrelations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: September 2, 2014	By:	/s/ Enrique Garrido
		Name:	Enrique Garrido
		Title:	Chairman